UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)*

Sanuwave Health, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

80303D107
(CUSIP Number)

James E. Besser c/o Manchester Management Company, LLC 2 Calle Candina, #1701 San Juan, Puerto Rico, 00907 Telephone Number: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management PR, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

366,879,125

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

366,879,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

366,879,125

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.4%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Explorer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

332,879,125

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

332,879,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

332,879,125

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

366,879,125

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

366,879,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

366,879,125

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.4%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

2,250,000

8.	SHARED VOTING POWER

366,879,125

9.	SOLE DISPOSITIVE POWER

2,250,000

10.	SHARED DISPOSITIVE POWER

366,879,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

369,129,125

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morgan C. Frank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

21,307,500

8.	SHARED VOTING POWER

332,879,125

9.	SOLE DISPOSITIVE POWER

21,307,500

10.	SHARED DISPOSITIVE POWER

332,879,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

354,186,625

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	80303D107

Item 1.	Security and Issuer.

The name of the issuer is Sanuwave Health, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 11495 Valley View Road, Eden Prairie, Minnesota, 55344. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D amendment is being filed jointly by Manchester Management PR, LLC, a Puerto Rican limited liability company (“Manchester”), Manchester Explorer, L.P., a Delaware limited partnership (the “Explorer”), Manchester Management Company, LLC, a Delaware limited liability company (the “GP”), James E. Besser (“Besser”), a United States citizen and Morgan C. Frank (“Frank”), a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2 Calle Candina, #1701, San Juan, Puerto Rico, 00907.

(c)	Besser is the managing member of Manchester and the GP and Frank serves as a portfolio manager and as a consultant for Explorer. The principal business of Manchester is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Manchester is the investment manager to Explorer and the GP is the general partner of Explorer. The principal business of Explorer is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares for each of Besser and Frank came from their personal funds and from the working capital of Explorer and other private funds managed by the GP, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

There are no material changes to Item 4 of the Schedule 13D amendment, submitted on January 12, 2024.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

Besser:

As of the date hereof, Besser may be deemed to be the beneficial owner of

369,129,125 Shares, constituting 26.5% of the Shares*.

Besser has the sole power to vote or direct the vote of 2,250,000 Shares; has the shared power to vote or direct the vote of 366,879,125 Shares; has the sole power to dispose or direct the disposition of 2,250,000 Shares; and has the shared power to dispose or direct the disposition of 366,879,125 Shares.

Frank:

As of the date hereof, Frank may be deemed to be the beneficial owner of

354,186,625 Shares, constituting 25.6% of the Shares**.

Frank has the sole power to vote or direct the vote of 21,307,500 Shares; has the shared power to vote or direct the vote of 332,879,125 Shares; has the sole power to dispose or direct the disposition of 21,307,500 Shares; and has the shared power to dispose or direct the disposition of 332,879,125 Shares.

Manchester and GP:

As of the date hereof, Manchester and the GP may be deemed to be the beneficial owner of 366,879,125 Shares, constituting 26.4% of the Shares*.

Manchester and the GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 366,879,125 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 366,879,125 Shares.

Explorer:

As of the date hereof, Explorer may be deemed to be the beneficial owner of

332,879,125 Shares, constituting 24.3% of the Shares***.

Explorer has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 332,879,125 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 332,879,125 Shares.

Excluding the transactions described in Item 6, the Reporting Persons have not transacted in shares of the Issuer within the previous 60 days.

*The outstanding Shares figure reflects 1,390,392,821 Shares, which is comprised of two components: (i) 1,145,974,342 Shares outstanding as reported in the Issuer’s 10-Q filed by the Issuer on May 9, 2024; and (ii) 244,418,479 Shares of the Issuer that Besser, Manchester and the GP may acquire on conversion, exercise or exchange of the Derivatives.

**The outstanding Shares figure reflects 1,382,892,821 Shares, which is comprised of two components: (i) 1,145,974,342 Shares outstanding as reported in the Issuer’s 10-Q filed by the Issuer on May 9, 2024; and (ii) 236,918,479 Shares of the Issuer that Frank may acquire on conversion, exercise or exchange of the Derivatives.

***The outstanding Shares figure reflects 1,370,392,821 Shares, which is comprised of two components: (i) 1,145,974,342 Shares outstanding as reported in the Issuer’s 10-Q filed by the Issuer on May 9, 2024; and (ii) 224,418,479 Shares of the Issuer that Explorer may acquire on conversion, exercise or exchange of the Derivatives.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no material changes to Item 6 of the Schedule 13D amendment, submitted on January 12, 2024, except for the following:

On June 18, 2024 (the “Issuance Date”) the Issuer issued an unsecured promissory note with a principal amount of $500,000 in favor of Manchester Explorer, L.P. (the “Promissory Note”). The Promissory Note has a maturity date of December 18, 2024 (the “Maturity Date”) pursuant to which the Issuer promises to pay such Reporting Persons the principal amount of the Promissory Note and all accrued but unpaid interest on December 18, 2024. The principal amount outstanding under the Promissory Note bears twelve percent (12.0%) interest from the Issuance Date through the Maturity Date. All accrued interest on the Promissory Note shall be due and payable on the Maturity Date; provided, however, if the Issuer exercises its right to prepay the Promissory Note, all accrued, but unpaid interest shall be due and payable upon such repayment date. If upon the Maturity Date any amounts then outstanding under the Promissory Note, including principal and accrued but unpaid interest shall remain due and payable, then the outstanding aggregate principal amount as of the Maturity Date shall bear interest from the Maturity Date at a rate per annum of eighteen percent (18.0%) until all amounts outstanding under the Promissory Note are paid to such Reporting Persons in full (the “Default Interest Rate”). Interest accrued at the Default Interest Rate shall be payable on demand.

The foregoing description of the material terms of the Promissory Note are qualified in their entirety by reference to the full text of the Promissory Note, a copy of which is attached hereto as Exhibit C and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in Shares

Exhibit C: Promissory Note issued to Manchester Explorer, L.P. by Sanuwave Health, Inc. (incorporated by reference to Exhibit No. 4.2 of the Issuer’s Form 8-K filed by the Issuer on June 21, 2024)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2024
(Date)

MANCHESTER EXPLORER, L.P.*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

Manchester Management PR, LLC*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

s/ James E. Besser
(Signature)

MORGAN C. FRANK

/s/ Morgan C. Frank
(Signature)

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment, dated June 24, 2024, relating to the Common Stock, par value $0.001, of Sanuwave Health, Inc. shall be filed on behalf of the undersigned.

June 24, 2024
(Date)

MANCHESTER EXPLORER, L.P.*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

Manchester Management PR, LLC*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature)

MORGAN C. FRANK

/s/ Morgan C. Frank
(Signature)

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

05/09/2024	Future Advance Convertible Promissory Note		$345,000(1)	$0.04(2)
05/09/2024	Common Stock, par value $0.001	8,625,000		$0.04(2)

(1) Pursuant to the terms of the Future Advance Convertible Promissory Note issued on May 9, 2023, all principal and accrued and unpaid interest due as of the maturity date, May 9, 2024, has been converted by the Issuer into shares of Common Stock of the Issuer at a conversion price of $0.04 per share.

(2) The reported securities and warrants are owned directly by Manchester Explorer, L.P.

The Form 4 filed by Reporting Persons on May 13, 2024 is incorporated herein by reference.